Exhibit 99.1

Medigus to Participate in a European Consortium for the Development of a Fluorescent Colonoscope Intended to Improve Detection of Colorectal Cancer

OMER, Israel, January 23, 2019 – Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and an innovator in direct visualization technology, announced today that it has filed an application under the framework of a consortium for a European grant for the development of a fluorescent colonoscope from Horizon 2020 fund. The expected duration of the project is four years, and its budget is 3,000,000 Euros and its intention is to improve the ability of early detection of colorectal cancer. .

In addition to Medigus, three universities from Germany and the Netherlands (Helmholtz Zentrum München, Technical University of Munich, University Medical Center Groningen) and a German company (Amcure), are parties to the consortium. While the universities and the other company will focus on the development of molecular-chemical aspects of the fluorescence molecular endoscopy of malignant and pre-malignant colorectal tumors, Medigus will be responsible for the development of a revolutionary colonoscope, which will contain two cameras, one for HD white light imaging and one for infrared vision (NIR).

It should be noted that the field of fluorescent endoscopy has been gaining momentum in recent years and a number of strategic players are working to develop it. The novelty of the colonoscope that is the focus of the grant application is that the two images, the HD image and a particularly sensitive fluorescent image will be received simultaneously from the same colonoscope and thus overlay into a unified image.

Chris Rowland, CEO of Medigus, said: "We are pleased that the respected European universities and their partners have approached Medigus to become a key player of this consortium. The proposed development reflects the extensive expertise Medigus has accumulated over the years in the development of minimally invasive medical devices based on miniature video technologies. It is these capabilities that give Medigus the advantage of developing the said colonoscope. Medigus expects the project to succeed and will act to commercialize it when it is completed. This way Medigus can contribute to public health, by improving early detection of colorectal cancer, and maximize shareholder value based on past investments. "

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. Medigus makes persistent efforts to gain MUSE adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange Ltd.). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

About the micro ScoutCam™ Portfolio

As an expert in micro-endoscopic devices, Medigus developed the micro ScoutCam™ portfolio, which consists of a variety of micro CMOS and CCD video cameras, and includes micro ScoutCam™ 1.2, which to the best of the company's knowledge, is the smallest in the world. micro ScoutCam technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. Customization and seamless integration is at the forefront of the micro ScoutCam portfolio’s design. All micro ScoutCam cameras are manufactured at Medigus’ facilities, in a controlled environment, ISO 7 per the ISO 14644-1:2015 Standard and 13485:2016 for Quality Management System.

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Contact (for media only):

Oded Yatzkan

Chief Financial Officer

+972-8-6466-880

ir@medigus.com